                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                          Title of Class of Securities

                                   162809-10-7
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                              CKE Restaurants, Inc.
                           1200 North Harbor Boulevard
                            Anaheim, California 92801
                               Tel. (714) 774-5796

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 19, 1997
             (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

         Check the following box if a fee is being paid with the statement //.

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   CKE Restaurants, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   IRS No. 33-0602639

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    13,512,727 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            13,512,727 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    13,512,727 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     19.9%  (2)

(14)     TYPE OF REPORTING PERSON:                   CO

-------------------------

(1) Represents 6,162,299 shares of common stock and 7,350,428 warrants to purchase shares of common stock. Does not include 61,636 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers Drive-In Restaurants, Inc. ("Checkers") press release dated February 21, 1997, describing the $20 Million Private Placement.

                                 Page 2 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:             Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    2,546,858 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            2,546,858 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    2,546,858 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.1% (2)

(14)     TYPE OF REPORTING PERSON:                   CO

-------------------------

(1) Represents 438,596 shares of common stock and 2,108,262 warrants to purchase shares of common stock. Does not include 4,385 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

                                 Page 3 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    1,073,998 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            1,073,998 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    1,073,998 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7% (2)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 219,298 shares of common stock and 854,700 warrants to purchase shares of common stock. Does not include 2,192 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

                               Page 4 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Carl Leo Karcher

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    679,449 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            679,449 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    679,449 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.1%  (2)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 109,649 shares of common stock and 569,800 warrants to purchase shares of common stock. Does not include 1,096 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

                               Page 5 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Stephen C. Mahood

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    186,309 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            186,309 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    186,309 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 43,859 shares of common stock and 142,450 warrants to purchase shares of common stock. Does not include 438 shares of Series A
       Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 6 of 72 Pages

                                                      SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   William A. Imparato

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    166,629 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            166,629 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    166,629 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 109,649 shares of common stock and 56,980 warrants to purchase shares of common stock. Does not include 1,096 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 7 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   C. Thomas Thompson

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    50,419 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            50,419 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    50,419 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock and 28,490 warrants to purchase shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 8 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Andrew F. Puzder

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:    50,419 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            50,419 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    50,419 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock and 28,490 warrants to purchase shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 9 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Carl A. Strunk

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   69,419 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            69,419 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    69,419 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 40,929 shares of common stock and 28,490 warrants to purchase shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 10 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Frank P. Willey

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   252,099 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            252,009 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    252,099 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 109,649 shares of common stock and 142,450 warrants to purchase shares of common stock. Does not include 1,096 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 11 of 72 Pages

                                                      SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Patrick F. Stone

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  S.S. No.###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929(1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 12 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Daniel D. Lane

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   87,719 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            87,719 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    87,719 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 87,719 shares of common stock. Does not include 877 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 13 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Danny Lane

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 14 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Cary H. Thompson

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 15 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Carl N. Karcher

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   43,859 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            43,859 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    43,859 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 43,859 shares of common stock. Does not include 438 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 16 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   C. Howard Lester

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   131,578 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            131,578 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    131,578 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 131,578 shares of common stock. Does not include 1,315 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                                   Page 17 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Byron E. Allumbaugh

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  43,859 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            43,859 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    43,859 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 43,859 shares of common stock. Does not include 438 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                                Page 18 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Ernie Smith

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                               Page 19 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Ronald R. Maudsley

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                              Page 20 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Paul D. DeFalco

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                           Page 21 of 72 Pages

                                  SCHEDULE 13D

CUSIP NO.: 162809 10 7

(1)      NAME OF REPORTING PERSON:                   Glen W. Cochran

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   21,929 (1)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            21,929 (1)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:    21,929 (1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES:           [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      (2) (3)

(14)     TYPE OF REPORTING PERSON:                   IN

-------------------------

(1) Represents 21,929 shares of common stock. Does not include 219 shares of Series A Preferred Stock which is not beneficially held.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996 and an additional 8,771,929 shares of Common Stock as announced in the Checkers press release dated February 21, 1997, describing the $20 Million Private Placement.

(3)    Less than 1%.

                              Page 22 of 72 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 1 (the "Amendment") amends the Statement on
Schedule 13(d) filed with the Securities and Exchange Commission (the "SEC") on January 24, 1997, relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), with its principal executive offices located at Barnett Bank Building, 600 Cleveland Street, Eighth Floor, Clearwater, FL 34615.

         Other than as set forth herein, there has been no material change in the information set forth in Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed by CKE Restaurants, Inc., a Delaware corporation ("CKE") and the following persons and entities who are parties to the Amended and Restated Credit Agreement dated as of November 22, 1996 (the "Credit Agreement") by and among Checkers, CKE, as agent, and the lenders identified therein: Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood, William
A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey (the "Reporting Lenders") and the following persons and entities who are parties to the Purchase Agreement for Common Stock and Series A Preferred Stock dated February 19, 1997, (the "Purchase Agreement") by and among Checkers, CKE, as Agent and certain buyers including those identified herein: Patrick F. Stone, Daniel D. Lane, Danny Lane, Cary H. Thompson, Carl N. Karcher, C. Howard Lester, Byron E. Allumbaugh, Ernie Smith, Ronald R. Maudsley, Paul D. DeFalco and Glen
W. Cochran (the "Reporting Buyers"). Mr. William P. Foley, II, is the Chairman of the Board and Chief Executive Officer of both Fidelity and CKE, and he owns 20.5% of the outstanding shares of common stock of Fidelity. A limited partnership whose general partner is controlled by Mr. Foley owns 14.9% of the outstanding shares of common stock of CKE, a corporation controlled by Mr. Foley owns 1.2% of the outstanding shares of common stock of CKE, and Fidelity owns 2.2% of the outstanding shares of common stock of CKE. Mr. Foley is a "controlling person" of Fidelity and CKE. (The disclosure of this information shall not be construed as an admission that Mr. Foley is the beneficial owner of any of the Common Stock beneficially owned by Fidelity or CKE either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes and such beneficial ownership is expressly disclaimed.) The Reporting Lenders and Reporting Buyers have no agreement between or among themselves to act in concert with respect to Checkers or its securities which they beneficially own; however, the lenders under the Credit Agreement and the buyers under the Purchase Agreement have acted and are expected to continue to act collectively from time to time for purposes related to the Credit Agreement and the Purchase Agreement, respectively. The filing of this statement is not to be construed as an admission by the Reporting Lenders or the Reporting Buyers that they constitute a "group" for purposes of Section 13(d) of the Exchange Act. The filing of this Statement shall not be construed as an admission that any Reporting Lender or Reporting Buyer is, for purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock which are beneficially owned by any other Reporting Lender or Reporting Buyer and covered by this Amendment.

         The name, business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth below for each of the Reporting Buyers (not previously reported as Reporting Lenders) who is a natural person:


         NAME                               BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION
         ----                               ----------------                    ----------------------------
         Patrick F. Stone                   3938 State Street                   Executive Vice President of
                                            Second Floor                        Fidelity National Title Insurance Company
                                            Santa Barbara, California 93105     ("FNTIC")

         Daniel D. Lane                     14 Corporate Plaza                  Chairman Lane/Kuhn Pacific,
                                            Newport Beach, California  92660    Director CKE and Fidelity

         Danny Lane                         14 Corporate Plaza                  Assistant General Manager for
                                            Newport Beach, California  92660    Golf Course Management Company


                             Page 23 of 72 Pages

         Cary H. Thompson                   3731 Wilshire Boulevard             Chief Operations Officer
                                            10th Floor                          Aames Financial Corporation,
                                            Los Angeles, California  90010      Director Fidelity

         Carl N. Karcher                    1200 North Harbor Boulevard         Chairman Emeritus, CKE
                                            Anaheim, California  92803

         C. Howard Lester                   3250 Van Ness                       Chairman and Chief Executive Officer
                                            San Francisco, California  94109    of Williams-Sonoma, Inc.; Director CKE

         Byron E. Allumbaugh                33 Ridgeline Drive                  Retired Chairman of Ralphs Grocery
                                            Newport Beach, California  92660    Company

         Ernie Smith                        3938 State Street                   Executive Vice President and
                                            Second Floor                        Regional Manager for FNTIC
                                            Santa Barbara, California  93105

         Ronald R.  Maudsley                3938 State Street                   Executive Vice President and
                                            Second Floor                        Regional Manager for FNTIC
                                            Santa Barbara, California  93105

         Paul D. DeFalco                    3938 State Street                   Executive Vice President and
                                            Second Floor                        Regional Manager for FNTIC
                                            Santa Barbara, California  93105

         Glen W. Cochran                    15770 North Dallas Parkway          Executive Vice President
                                            #1200 Lock Box 21                   Regional Manager for
                                            Dallas, Texas  75248                for FNTIC

         Each Reporting Buyer who is a natural person is a citizen of the United States. During the last five years, none of the Reporting Buyers who is a natural person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

         On December 17, 1996, the Board of Directors of Checkers adopted resolutions approving an investment of up to $20,000,000 in cash by one or more of the Reporting Lenders and others to be determined, in exchange for shares of common stock and preferred stock to be determined based on a purchase price not to exceed $1.34 (the closing price of the Common Stock, as reported on the NASDAQ National Market, on December 16, 1996), less appropriate discounts for restricted shares. On January 17, 1997, the board appointed a special committee to oversee the transaction and hired Raymond James and Associates, Inc. to give a fairness opinion. CKE's Board of Directors adopted resolutions approving the additional investment on December 18, 1996.

         The obligation to file this Amendment was triggered by the purchase by the Reporting Buyers and others, on February 19, 1997, under Purchase Agreements of newly issued shares of Checkers' Common Stock, par value $0.001 priced at $1.14 per share, and Series A Preferred Stock, valued at $114 per share (the "Series A Stock"), having the rights, preferences, privileges and restrictions set forth in the Checker's Certificate of Designation of Rights, Privileges and Preferences. According to the terms of the transaction, the Series A Stock will be converted into common stock upon the approval of the shareholders at the next shareholders' meeting. In the event that the shareholders do not approve such conversion provisions of the Series A Stock, the Series A Stock has a dividend rate of 14.5% which will be payable quarterly six (6) months after issuance of the Series A Stock if not converted before June 30, 1997.


                               Page 24 of 72 Pages

ITEM 4.   PURPOSE OF TRANSACTION

         Other than as described in the Schedule 13(d), the Reporting Lenders and Reporting Buyers have no present plans or proposals which relate to or would result in: (I) the acquisition by any person of additional securities of Checkers, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) This information is hereby incorporated by reference as described in points 7-13 of the cover page for each Reporting Lender and Reporting Buyer.

         (b) Each Reporting Lender and Reporting Buyer will have the sole power to vote direct the voting of, dispose of and direct the disposition of any Common Stock when acquired by it.

         (c) None of the Reporting Lenders or Reporting Buyers has effected any transactions between February 19, 1997 and March 4, 1997.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each Reporting Buyer is a party to the Purchase Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       99.01 The form of Purchase Agreement dated as of February 19, 1997, which Purchase Agreement was executed among Checkers Drive-In Restaurants, Inc., and each of the Buyers, including the Reporting Buyers.

       99.02  Designation of Rights Agreement dated February 19, 1997.

       99.03 Joint Filing Agreement among CKE, Fidelity, William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey, Patrick F. Stone, Daniel D. Lane, Danny Lane, Cary H. Thompson, Carl N. Karcher, C. Howard Lester, Byron E. Allumbaugh, Ernie Smith, Ronald R. Maudsley, Paul D. DeFalco and Glen W. Cochran . 99.04 Power of Attorney for William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey, Patrick F. Stone, Daniel D. Lane, Danny Lane, Cary H. Thompson, Carl N. Karcher, C. Howard Lester, Byron E. Allumbaugh, Ernie Smith, Ronald R. Maudsley, Paul D. DeFalco and Glen W. Cochran.

       99.05  The Press Release issued by Checkers dated February 21, 1997.

                               Page 25 of 72 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         March 5, 1997              CKE RESTAURANTS, INC.



                                    By:    /s/ Robert A. Wilson
                                       ---------------------------------------
                                               Robert A. Wilson
                                               Secretary



                                  Page 26 of 72 Pages

                                 EXHIBIT INDEX

99.01    The form of Purchase Agreement dated as of February 19, 1997, which Purchase Agreement was executed among Checkers Drive-In Restaurants, Inc. and each of the Buyers, including the
         Reporting Buyers.                                                                                    Page 28

99.02    Designation of Rights Agreement dated February 19, 1997.                                             Page 53

99.03    Joint Filing Agreement among CKE, Fidelity, William P. Foley, II, Carl Leo Karcher,
         Stephen C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder,
         Carl A. Strunk, Frank P. Willey, Patrick F. Stone, Daniel D. Lane, Danny Lane,
         Cary  H. Thompson, Carl N. Karcher, C. Howard Lester, Byron E. Allumbaugh, Ernie Smith,
         Ronald R. Maudsley, Paul D.  DeFalco and Glen W. Cochran.                                            Page 63

99.04    Power of Attorney for William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood,
         William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk,
         Frank P. Willey, Patrick F. Stone, Daniel D. Lane, Danny Lane, Cary H. Thompson,
         Carl N. Karcher, C. Howard Lester, Byron E. Allumbaugh, Ernie Smith, Ronald R. Maudsley,
         Paul D.  DeFalco and Glen W. Cochran.                                                                Page 68

99.05    The Press Release issued by Checkers dated February 21, 1997.                                        Page 71



                                 Page 27 of 72 Pages